UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of

July 2018

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Yalelaan 62

3584 CM Utrecht, The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 26, 2018, Merus N.V. (the “Company”) issued a press release (the “Press Release”) announcing the Company’s financial results for the three-month period ended March 31, 2018.

The unaudited financial statements of the Company for the three-month period ended March 31, 2018 are furnished herewith as Exhibit 1 to this Report on Form 6-K, and the Press Release is furnished herewith as Exhibit 2 to this Report on Form 6-K.

Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-218432).

EXHIBIT INDEX

Exhibit No.	Description

1	Unaudited financial statements for Merus N.V. for the three-month period ended March 31, 2018.

2	Press Release of Merus N.V., announcing the Company’s unaudited consolidated financial results for the three-month period ended March 31, 2018, dated July 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: July 27, 2018	By:	/s/ Ton Logtenberg
		Name:	Ton Logtenberg
		Title:	Chief Executive Officer

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